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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 3
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ---------

                     ALLIED RISER COMMUNICATIONS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                  7.50% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (Title of Class of Securities)
                              CUSIP NO. 019496 AA 6
                              CUSIP NO. 019496 AB 4
                     (CUSIP Numbers of Class of Securities)

                                   ---------

                             MICHAEL R. CARPER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     ALLIED RISER COMMUNICATIONS CORPORATION
                         1700 PACIFIC AVENUE, SUITE 400
                               DALLAS, TEXAS 75201
                                 (214) 210-3000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

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                                   Copies to:

                              KATHLEEN R. MCLAURIN
                                JAMES E. O'BANNON
                           JONES, DAY, REAVIS & POGUE
                             2727 N. HARWOOD STREET
                               DALLAS, TEXAS 75201
                                 (214) 220-3939

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         This final amendment reports the results of an issuer tender offer subject to Rule 13e-4.

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                             INTRODUCTORY STATEMENT

         Allied Riser Communications Corporation, a Delaware corporation ("Allied Riser"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed on May 11, 2001, as amended by Amendment No. 1 to Schedule TO filed on May 23, 2001 and Amendment No. 2 to Schedule TO filed on June 7, 2001 (collectively the "Schedule TO"), with respect to Allied Riser's offer to purchase any and all of its 7.50% Convertible Subordinated Notes Due 2007 (the "Notes") at a purchase price of $280 per $1,000 principal amount of Notes, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2001, as amended (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") which together constitute the "Offer". Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

         Items 1 through 9 and 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         The Offer expired at 5:00 p.m. New York City time, on Monday, June 11, 2001. Pursuant to the Offer and based upon a report from the Depositary for the Offer, Allied Riser accepted for payment $26,400,000 aggregate principal amount of Notes which were validly tendered and not properly withdrawn, representing approximately 17.6% of the $150 million aggregate principal amount of Notes outstanding prior to the Offer. Allied Riser issued a press release, dated June 12, 2001, announcing the closing of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(9) Press release issued by Allied Riser on June 12, 2001


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 2001                   ALLIED RISER COMMUNICATIONS CORPORATION


                                       By: /s/ Gerald K. Dinsmore
                                           ---------------------------------
                                           Gerald K. Dinsmore
                                           Chairman, Chief Executive Officer
                                           & President


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
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
(a)(9)            Press Release issued by Allied Riser on June 12, 2001